[Letterhead of Sutherland, Asbill & Brennan LLP]

May 10, 2011

James E. O’Connor

Attorney/Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 filed on April 7,
2011 (File Nos: 333-149374 and 814-00757)

Dear Mr. O’Connor:

Pursuant to oral comments that you provided to us in connection with your review of Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-149374) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”) filed by FS Investment Corporation (the “Company”), the Company has agreed to revise the Prospectus cover page and the signature page to the subscription agreement in the manner set forth in the pages that accompany this correspondence. These changes will be reflected in the final prospectus to be filed pursuant to Rule 497 of the Securities Act of 1933, as amended, once the Registration Statement has been declared effective.

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If you have any questions or additional comments concerning the foregoing, please contact Steven B. Boehm at (202) 383-0176 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: Mr. Michael C. Forman